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06009663

AB 5/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
APR 18 2006
WASH, D.C. 213 SECTION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coast Asset Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Colorado Avenue, Suite 100 East Tower
(No. and Street)

Santa Monica, CA 90404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Petitt (310) 576-3530
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street Los Angeles CA 90017
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

6/29/06
AB 8/4/06

OATH OR AFFIRMATION

I, Christopher D. Petitt, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coast Asset Securities, LLC, as of December 31, 20 05, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California
~~County of Los Angeles~~ County of Los Angeles JLM 04/17/06

Subscribed and sworn to before me this 17th day of April, 2006,
by Christopher D. Petitt ~~personally known to me to be the~~
person who appeared before me.

WITNESS my hand and official seal.

[Signature]
Signature

President
Title

[Signature: Janet Lynn Majick]
Notary Public

16 pages including Notarial Act JLM 04/17/06

JANET LYNN MAJICK
Commission # 1468738
Notary Public - California
Los Angeles County
My Comm. Expires Mar 3, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Supplementary Information

Coast Asset Securities, LLC
Year Ended December 31, 2005

Coast Asset Securities, LLC

Audited Financial Statements
and Supplementary Information

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
Coast Asset Securities, LLC

We have audited the accompanying statement of financial condition of Coast Asset Securities, LLC (a Delaware Limited Liability Company) (the Company) as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coast Asset Securities, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 15, 2006

Coast Asset Securities, LLC

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	1,004,147
Total assets	$	1,004,147
Liabilities and members' equity		
Payable to related parties	$	902
Accrued expenses		19,334
		20,236
Members' equity		983,911
Total liabilities and members' equity	$	1,004,147

See accompanying notes.

Coast Asset Securities, LLC

Statement of Operations

Year Ended December 31, 2005

Revenues:	
Commissions	$ 11,234
Interest	107,949
	119,183
Expenses:	
Interest	40,301
Dividend on securities sold, not yet purchased	13,075
Employee compensation and benefits	995,139
Overhead allocation from affiliated party	160,664
Professional fees	41,907
Commissions	18,760
Regulatory fees	17,608
Other expenses	149,145
	1,436,599
Net realized loss on investments	(162,519)
Net change in unrealized depreciation on investments	(2,836)
Net realized and unrealized loss on investments	(165,355)
Net loss	$ (1,482,771)

See accompanying notes.

Coast Asset Securities, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2005

Members' equity, beginning of year	$ 4,866,682
Net loss	(1,482,771)
Capital transactions:	
Withdrawals	(2,400,000)
Members' equity, end of year	$ 983,911

See accompanying notes.

Coast Asset Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2005

Operating activities	
Net loss	$ (1,482,771)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Government security	503,510
Securities owned	5,494,698
Interest receivable	18,774
Other assets	6,808
Securities sold, not yet purchased	(3,280,835)
Interest payable	(19,354)
Dividend payable	(5,854)
Accounts payable and accrued expenses	203
Payables to related parties	(628,241)
Net cash provided by operating activities	606,938
Financing activities	
Repayment of borrowing from related party	(1,500,000)
Capital withdrawals	(2,400,000)
Net cash used in financing activities	(3,900,000)
Net decrease in cash	(3,293,062)
Cash and cash equivalents at beginning of year	4,297,209
Cash and cash equivalents at end of year	$ 1,004,147
Supplemental disclosure of cash flow information:	
Interest paid	$ 59,655

See accompanying notes.

1. Organization

Coast Asset Securities, LLC (a Delaware limited liability company) (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's activities relate to acting as a selling agent for investment company, private placement and direct participation program securities.

During the year ended December 31, 2005, the Company ceased its primary activity of trading securities.

In addition, the Company is a registered Introducing Broker (IB) with the Commodity Futures Trading Commission and is a member of the National Futures Association.

During the year, the Company receivesd commissions for the trade of securities. All amounts of sales commissions, revenue and expense are recorded on a gross basis in the accompanying statement of operations.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Securities and options transactions are recorded on a trade-date basis. Realized gains and losses from securities transactions are reported on an average-cost basis.

The Company uses the accrual basis of accounting. Accordingly, income and expenses are recorded as earned and incurred, respectively.

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with maturities of three months or less. These funds are essentially restricted to the extent that they serve as margin deposits for securities sold, not yet purchased.

2. Significant Accounting Policies (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company borrows cash from affiliate companies for expense payments. At December 31, 2005, payable to related parties totaled $902 and was included in the statement of financial condition.

4. Income Taxes

The Company is generally not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The members are required to report their proportionate share of income or loss on their individual tax returns.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, does not exceed 15 to 1. Summarized net capital information for the Company as of December 31, 2005, is as follows:

Net capital	$ 983,911
Required net capital	100,000
Excess net capital	$ 883,911
Ratio of aggregate indebtedness to net capital	0.02 to 1

Supplementary Information

Coast Asset Securities, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Computation of net capital		
Total members' equity from statement of financial condition	$	983,911
Net capital	$	983,911
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,349
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	883,911
Computation of aggregate indebtedness		
Total aggregate indebtedness included in statement of financial condition	$	20,236
Ratio of aggregate indebtedness to net capital		0.02

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

See accompanying notes.

Schedule II

Coast Asset Securities, LLC

Statement Regarding Rule 15c3-3

December 31, 2005

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable to the Company, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   Not applicable to the Company, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

ERNST & YOUNG

■ Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

■ Phone: (213) 977-3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Members
Coast Asset Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Coast Asset Securities, LLC (a Delaware Limited Liability Company) (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 15, 2006